Exhibit 99.2

19 July 2004	company statement James Hardie Industries NV Media enquiries please contact: Julie Sheather on Tel: 61 2 8274 5206 Mob: 0409 514 643 or Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011

Board Committee established

The Board of James Hardie announced today that it has established a committee of the Board to oversee the company’s further participation in the Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF).

The Chairman, Mr Alan McGregor, said that the committee will be made up of three Directors; Meredith Hellicar, Donald McGauchie and Michael Gillfillan. Ms Hellicar will chair the committee whose responsibilities will also include:

•	Reviewing the Commissioner’s report, due for delivery to the NSW Government by 21 September 2004, and recommending to the Board appropriate actions in response to its findings;

•	Overviewing on behalf of the company any developments or discussion of suitable arrangements to ensure all legitimate claimants receive fair and equitable compensation and taking any recommendations to the Board and, ultimately, to shareholders for approval.

Ms Hellicar said that the committee looked forward to the finalisation of the Inquiry, reviewing its outcomes and developing meaningful responses to them.

“The Board is deeply concerned that asbestos related claims now are projected to be far in excess of amounts anticipated at the time of establishment of the MRCF. Subject to the Inquiry’s findings we are hopeful that an effective statutory scheme that provides resolution for claimants and shareholders will be established,” Ms Hellicar said.

End.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

Julie Sheather – Vice President, Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Samantha Leet – Corporate Affairs
Telephone: 61 2 8274 5305
Mobile: 0438 800 468
Email: samantha.leet@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

Company statements can contain forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.